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18006905

SEC Mail Processing Section MAR 01 2018 Washington DC 415

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-00759

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Edward D. Jones & Co., L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12555 Manchester Rd
(No. and Street)

St. Louis	MO	63131
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin Bastien 314-515-5946
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers L.L.P.
(Name – *if individual, state last, first, middle name*)

800 Market St.	St. Louis	MO	63101
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

PUBLIC

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BW

OATH OR AFFIRMATION

I, Kevin Bastien, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Edward D. Jones & Co., L.P., as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

NOTARY PUBLIC NOTARY SEAL STATE OF MISSOURI

SHAY LYNNE DYLE
My Commission Expires
June 30, 2018
Jefferson County
Commission #14628722

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

pwc

Report of Independent Registered Public Accounting Firm

To the Management and the Partners of Edward D. Jones & Co., L.P.:

Opinion on the Consolidated Statement of Financial Condition

We have audited the accompanying consolidated statement of financial condition of Edward D. Jones & Co., L.P. and its subsidiaries (the "Partnership") as of December 31, 2017, including the related notes (collectively referred to as the "consolidated financial statement"). In our opinion, the consolidated financial statement presents fairly, in all material respects, the financial position of the Partnership as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The consolidated financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on the Partnership's consolidated financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this consolidated financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 28, 2018

We have served as the Partnership's auditor since 2002.

EDWARD D. JONES & CO., L.P.

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2017

(Dollars in millions)

ASSETS:	
Cash and cash equivalents	$ 533
Cash and investments segregated under federal regulations	10,099
Securities purchased under agreements to resell	1,164
Receivable from:	
Clients	3,300
Mutual funds, insurance companies and other	536
Brokers, dealers and clearing organizations	247
Securities owned, at fair value:	
Investment securities	206
Inventory securities	50
Equipment, property and improvements, at cost, net of accumulated depreciation and amortization	270
Other assets	105
TOTAL ASSETS	$ 16,510
LIABILITIES AND PARTNERSHIP CAPITAL:	
Payable to:	
Clients	$ 12,965
Brokers, dealers and clearing organizations	67
Accrued compensation and employee benefits	1,337
Accounts payable, accrued expenses and other	288
	14,657
Commitments and contingencies (Notes 10 and 11)	
Partnership capital	1,853
TOTAL LIABILITIES AND PARTNERSHIP CAPITAL	$ 16,510

The accompanying notes are an integral part of this Consolidated Statement of Financial Condition.

EDWARD D. JONES & CO., L.P.

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

(Dollars in millions)

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Financial Statement Presentation

The accompanying Consolidated Statement of Financial Condition includes the accounts of Edward D. Jones & Co., L.P. ("Edward Jones") and all wholly-owned subsidiaries (collectively, the "Partnership"). All material intercompany balances and transactions have been eliminated in consolidation. The results of the Partnership's subsidiaries in Canada as of November 30, 2017 are included in the Partnership's Consolidated Statement of Financial Condition because of the timing of the Partnership's financial reporting process. The Jones Financial Companies, L.L.L.P. ("JFC") directly and indirectly owns 100% of the capital in the Partnership. JFC is the sole limited partner of Edward Jones. JFC's wholly-owned subsidiary, EDJ Holding Company, Inc. ("EDH"), is the sole general partner of Edward Jones.

Edward Jones is a registered broker-dealer and investment adviser in the United States ("U.S.") and one of the Partnership's subsidiaries is a registered broker-dealer in Canada. Through these entities, the Partnership primarily serves individual investors in the U.S. and Canada. The Partnership is a retail brokerage business and primarily derives revenues from fees for providing investment advisory and other account services to its clients, fees for assets held by clients, the distribution of mutual fund shares, and commissions for the purchase or sale of securities and insurance products. The Partnership conducts business throughout the U.S. and Canada with its clients, various brokers, dealers, clearing organizations, depositories and banks.

The Consolidated Statement of Financial Condition has been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the U.S. ("GAAP") which require the use of certain estimates by management in determining the Partnership's assets, liabilities, revenues and expenses. Actual results could differ from these estimates. The Partnership evaluated subsequent events for recognition or disclosure through February 28, 2018, which was the date these Consolidated Financial Statements were available to be issued, and identified no matters requiring disclosure.

Foreign Exchange

Assets and liabilities denominated in a foreign currency are translated at the exchange rate at the end of the period.

Fair Value

Substantially all of the Partnership's financial assets and financial liabilities covered under Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") No. 820, *Fair Value Measurement and Disclosure* ("ASC 820"), are carried at fair value or at contracted amounts which approximate fair value given the short time to maturity.

Fair value of a financial instrument is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, also known as the "exit price." Financial assets are marked to bid prices and financial liabilities are marked to offer prices. The Partnership's financial assets and financial liabilities recorded at fair value in the Consolidated Statement of Financial Condition are categorized based upon the level of judgment associated with the inputs used to measure their fair value. Hierarchical levels, defined by ASC 820, with the related amount of subjectivity associated with the inputs to value these assets and liabilities at fair value for each level, are as follows:

Level I – Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

The types of assets categorized as Level I generally are U.S. treasuries, investments in publicly traded mutual funds with quoted market prices, equities listed in active markets and government and agency obligations.

Level II – Inputs (other than quoted prices included in Level I) are either directly or indirectly observable for the asset or liability through correlation with related market data at the measurement date and for the duration of the instrument's anticipated life. The Partnership uses the market approach valuation technique which incorporates third-party pricing services and other relevant observable information (such as market interest rates, yield curves, prepayment risk and credit risk generated by market transactions involving identical or comparable assets or liabilities) in valuing these types of investments. When third-party pricing services are used, the methods and assumptions used are reviewed by the Partnership.

The types of assets categorized as Level II generally are certificates of deposit, state and municipal obligations, and corporate bonds and notes.

Level III – Inputs are both unobservable and significant to the overall fair value measurement. These inputs reflect management's best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the inputs to the model.

The Partnership did not have any assets or liabilities categorized as Level III during the year ended December 31, 2017. In addition, there were no transfers into or out of Level I, II or III during the year.

Cash and Cash Equivalents

The Partnership considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Cash and Investments Segregated Under Federal Regulations

Cash, investments and the related interest receivable are segregated in special reserve bank accounts for the benefit of U.S. clients pursuant to the Customer Protection Rule 15c3-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Securities Purchased Under Agreements to Resell

The Partnership participates in short-term resale agreements collateralized by government and agency securities. These transactions are reported as collateralized financing and are carried at cost plus accrued interest. The fair value of the underlying collateral, plus accrued interest, must equal or exceed 102% of the carrying amount of the transaction in U.S. agreements and must equal or exceed 100% of the carrying amount of the transaction in Canada agreements. It is the Partnership's policy to have such underlying resale agreement collateral delivered to the Partnership or deposited in its accounts at its custodian banks. The Partnership considers these financing receivables to be of good credit quality and, as a result, has not recorded a related allowance for credit loss. In addition, the Partnership considers risk related to these resale agreements to be minimal due to the fact that these resale agreements are fully collateralized. The fair value of the collateral related to these agreements was $1,184 as of December 31, 2017 and was not repledged or sold.

Collateral

The Partnership reports as assets collateral it has pledged in secured borrowings and other arrangements when the secured party cannot sell or repledge the assets or the Partnership can substitute collateral or otherwise redeem it on short notice. The Partnership does not report collateral it has received in secured lending and other arrangements as an asset when the debtor has the right to redeem or substitute the collateral on short notice.

Securities Owned and Sold, Not Yet Purchased

Securities owned and sold, not yet purchased, primarily consisting of investment securities, are recorded on a trade-date basis at fair value which is determined by using quoted market or dealer prices.

Equipment, Property and Improvements

Equipment, including furniture and fixtures, is recorded at cost and depreciated using straight-line and accelerated methods over estimated useful lives of three to seven years. Buildings are depreciated using the straight-line method over their useful lives, which are estimated at thirty years. Leasehold improvements are amortized based on the term of the lease or the economic useful life of the improvement, whichever is less. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation or amortization is removed from the respective category. The cost of significant enhancements is capitalized. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the book value of the asset may not be fully recoverable. If impairment is indicated, the asset value is written down to its fair value.

Non-qualified Deferred Compensation Plan

The Partnership has a non-qualified deferred compensation plan for certain financial advisors. The Partnership has recorded a liability for the future payments due to financial advisors participating in the plan. As the future amounts due to financial advisors change in accordance with plan requirements, the Partnership records the change in future amounts owed to financial advisors as an increase or decrease in accrued compensation in the Consolidated Statement of Financial Condition. The Partnership has chosen to economically hedge this future liability by purchasing securities in an amount similar to the future liability expected to be due in accordance with the plan. These securities are included in investment securities in the Consolidated Statement of Financial Condition. Each period, the net impact of the change in future amounts owed to financial advisors in the non-qualified deferred compensation plan and the change in investment securities are approximately the same, resulting in minimal net impact in the Consolidated Statement of Financial Condition.

Retirement Transition Plans

The Partnership, in certain circumstances, offers individually tailored retirement transition plans to retiring financial advisors. Each retirement transition plan compensates a retiring financial advisor for successfully providing client transition services in accordance with a retirement and transition agreement. Generally, the retirement and transition agreement is for five years. During the first two years the retiring financial advisor remains an employee and provides client transition services, which include, but are not limited to, the successful transition of client accounts and assets to successor financial advisors, as well as mentoring and providing training and support to successor financial advisors. The financial advisor retires at the end of year two and is subject to a non-compete agreement for three years. Most retiring financial advisors participating in a retirement transition plan are paid ratably over four years. As of December 31, 2017, $78 was accrued for future payments to financial advisors who have already started a plan, approximately $36 of which is expected to be paid in 2018. Successor financial advisors receive reduced compensation on transitioned assets for up to four years.

Lease Accounting

The Partnership enters into lease agreements for certain home office facilities as well as branch office locations which are recorded as operating leases (see Note 10).

Income Taxes

Generally, income taxes have not been provided for in the Consolidated Statement of Financial Condition due to the partnership tax structure where each partner is liable for his or her own tax payments. For the jurisdictions in which the Partnership is liable for tax payments, the income tax provisions are immaterial (see Note 8).

Recently Issued Accounting Standards

In May 2014, the FASB issued Accounting Standards Update ("ASU") No. 2014-09, *Revenue from Contracts with Customers* ("ASU 2014-09"), a comprehensive new revenue recognition standard that will supersede nearly all existing revenue recognition guidance. The objective of ASU 2014-09 is for a company to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In August 2015, the FASB deferred the effective date of ASU 2014-09 to January 1, 2018. An entity can elect to adopt ASU 2014-09 using one of two methods, either full retrospective adoption to each prior reporting period, or modified retrospective adoption by recognizing the cumulative effect of adoption at the date of initial application. The Partnership will adopt the new standard effective January 1, 2018 using the modified retrospective approach. The Partnership finalized its evaluation of the new standard and concluded that the adoption of ASU 2014-09 will not have a material impact on the Consolidated Statement of Financial Condition and there will be no cumulative impact to partnership capital as of January 1, 2018. However, the Partnership will provide additional disclosure of the Partnership's revenue recognition accounting policies.

In January 2016, the FASB issued ASU No. 2016-01, *Financial Instruments – Overall (Subtopic 825-10) – Recognition and Measurement of Financial Assets and Financial Liabilities* ("ASU 2016-01"), which became effective January 1, 2018. ASU 2016-01 provides a comprehensive framework for the classification and measurement of financial assets and liabilities. The Partnership has evaluated the new standard and concluded that ASU 2016-01 will not have a material impact on the Consolidated Statement of Financial Condition.

In February 2016, the FASB issued ASU No. 2016-02, *Leases (Topic 842)* ("ASU 2016-02"), which will be effective January 1, 2019. ASU 2016-02 requires lessees to recognize leases with terms greater than 12 months on the balance sheet as lease assets and lease liabilities. The Partnership is in the process of evaluating the impact of ASU 2016-02 and expects, through the addition of significant lease assets and lease liabilities to the Consolidated Statement of Financial Condition, ASU 2016-02 will have a material impact on the Consolidated Statement of Financial Condition (amount will be dependent on leases outstanding at adoption date), but will not have a material impact on net capital requirements.

NOTE 2 – RECEIVABLE FROM AND PAYABLE TO CLIENTS

Receivable from clients is primarily composed of margin loan balances. The value of securities owned by clients and held as collateral for these receivables is not reflected in the Consolidated Statement of Financial Condition. Collateral held as of December 31, 2017 was $4,049 and was not repledged or sold. The Partnership considers these financing receivables to be of good credit quality due to the fact that these receivables are primarily collateralized by the related client investments and, as a result, the Partnership considers credit risk related to these receivables to be minimal. Payable to clients is composed of cash amounts held by the Partnership due to clients. Substantially all amounts payable to clients are subject to withdrawal upon client request. The Partnership pays interest on the vast majority of credit balances in client accounts.

NOTE 3 – RECEIVABLE FROM MUTUAL FUNDS, INSURANCE COMPANIES AND OTHER

The following table shows the Partnership's receivable from mutual funds, insurance companies and other as of December 31, 2017:

Deposit for Canadian retirement accounts	$	257
Asset-based fees from mutual fund and insurance companies		234
Fees for shareholder accounting services from mutual fund companies		45
Total	$	536

The deposit for Canadian retirement accounts is required by Canadian regulations. The Partnership is required to hold deposits with a trustee for clients' retirement funds held in Canada.

NOTE 4 – FAIR VALUE

The following table shows the Partnership's financial assets measured at fair value:

	Financial Assets at Fair Value as of December 31, 2017			
	Level I	Level II	Level III	Total
Cash equivalents:				
Certificate of deposit	$ -	$ 125	$ -	$ 125
Investments segregated under federal regulations:				
U.S. treasuries	$ 2,399	$ -	$ -	$ 2,399
Securities owned:				
Investment securities:				
Mutual funds(1)	$ 204	$ -	$ -	$ 204
Government and agency obligations	2	-	-	2
Total investment securities	$ 206	$ -	$ -	$ 206
Inventory securities:				
State and municipal obligations	$ -	$ 24	$ -	$ 24
Equities	16	-	-	16
Mutual funds	4	-	-	4
Certificates of deposit	-	4	-	4
Corporate bonds and notes	-	2	-	2
Total inventory securities	$ 20	$ 30	$ -	$ 50

(1) The mutual funds balance consists primarily of securities held to economically hedge future liabilities related to the non-qualified deferred compensation plan.

NOTE 5 – EQUIPMENT, PROPERTY AND IMPROVEMENTS

The following table shows equipment, property and improvements as of December 31, 2017:

Equipment, furniture and fixtures	$ 613
Buildings and improvements	546
Equipment, property and improvements, at cost	1,159
Accumulated depreciation and amortization	889
Equipment, property and improvements, net	$ 270

NOTE 6 – LINES OF CREDIT

The Partnership has uncommitted secured bank lines of credit in place as of December 31, 2017 of $290. These lines of credit are subject to change at the discretion of the banks and, therefore, due to credit market conditions and the uncommitted nature of these credit facilities, it is possible that these lines of credit could decrease or not be available in the future.

Actual borrowing availability on these lines is based on client margin securities and firm-owned securities, which would serve as collateral in the event the Partnership borrowed against these lines. There were no amounts outstanding on these lines of credit as of December 31, 2017. In addition, the Partnership did not have any draws against these lines of credit during the year ended December 31, 2017, other than overnight draws in April 2017 and September 2017 for the purpose of testing draw procedures.

The Partnership has a $500 uncommitted unsecured line of credit agreement with JFC with an expiration date of November 15, 2018. The interest rate is based on the applicable Federal rate, which was 2.30% at December 31, 2017. There were no amounts outstanding on this line of credit as of December 31, 2017 and no amounts drawn against this line of credit during the year ended December 31, 2017, other than an overnight draw in September 2017 for the purpose of testing draw procedures.

NOTE 7 – NET CAPITAL REQUIREMENTS

As a result of its activities as a U.S. broker-dealer, Edward Jones is subject to the net capital provisions of Rule 15c3-1 of the Exchange Act and capital compliance rules of the Financial Industry Regulatory Authority ("FINRA") Rule 4110. Under the alternative method permitted by the rules, Edward Jones must maintain minimum net capital equal to the greater of $0.25 or 2% of aggregate debit items arising from client transactions. The net capital rules also provide that Edward Jones' partnership capital may not be withdrawn if resulting net capital would be less than minimum requirements. Additionally, certain withdrawals require the approval of the Securities and Exchange Commission ("SEC") and FINRA to the extent they exceed defined levels, even though such withdrawals would not cause net capital to be less than minimum requirements.

The Partnership's Canada broker-dealer subsidiary is a registered broker-dealer regulated by the Investment Industry Regulatory Organization of Canada ("IIROC"). Under the regulations prescribed by IIROC, the Partnership's Canada broker-dealer subsidiary is required to maintain minimum levels of risk-adjusted capital, which are dependent on the nature of the Partnership's Canada broker-dealer subsidiary's assets and operations.

The following table shows the Partnership's net capital figures for its U.S. and Canada broker-dealer subsidiaries as of December 31, 2017:

U.S.:		
Net capital	$	1,107
Net capital in excess of the minimum required	$	1,049
Net capital as a percentage of aggregate debit items		38.1%
Net capital after anticipated capital withdrawals, as a percentage of aggregate debit items		21.6%
Canada:		
Regulatory risk-adjusted capital	$	50
Regulatory risk-adjusted capital in excess of the minimum required to be held by the IIROC	$	42

Net capital and the related capital percentages may fluctuate on a daily basis.

The Partnership prepares SEC Form X-17A-5, FOCUS Report, Part II, on an unconsolidated basis. The capital of the Partnership's Canada broker-dealer subsidiary is included as regulatory capital in the computation of Edward Jones' net capital, resulting in an increase in net capital of $40 at December 31, 2017.

The following is a summary of certain consolidating financial information of the Partnership:

	Edward Jones	Edward Jones (Canada)	Other Subsidiaries	Eliminations	Partnership
Total assets	$ 15,979	$ 613	$ 11	$ (93)	$ 16,510
Total liabilities	$ 14,126	$ 538	$ -	$ (7)	$ 14,657
Total partnership capital	1,853	75	11	(86)	1,853
Total liabilities and partnership capital	$ 15,979	$ 613	$ 11	$ (93)	$ 16,510

NOTE 8 – INCOME TAXES

The Partnership is a pass-through entity for federal and state income tax purposes and generally does not incur income taxes. Instead, its earnings and losses are included in the income tax returns of the general and limited partners. However, the Partnership's structure does include certain subsidiaries which are corporations that are subject to income tax.

FASB ASC No. 740, *Income Taxes*, requires the Partnership to determine whether, upon review by the applicable taxing authority, each of its income tax positions has a likelihood of being realized that is greater than fifty percent, which could result in the Partnership recording a tax liability that would reduce partnership capital. The Partnership did not have any significant uncertain tax positions as of December 31, 2017 and is not aware of any tax positions that will significantly change during the next twelve months. The Partnership is generally subject to examination by the Internal Revenue Service ("IRS") and by various state and foreign taxing authorities in the jurisdictions in which the Partnership conducts business. Tax years prior to 2014 are generally no longer subject to examination by the IRS, state, local or foreign tax authorities.

NOTE 9 – EMPLOYEE BENEFIT PLANS

The Partnership maintains a profit sharing and 401(k) plan covering all eligible U.S. employees and principals, a Group Registered Retirement Savings Plan covering all eligible Canada employees and principals, and a Deferred Profit Sharing Plan covering all eligible Canada employees.

NOTE 10 – COMMITMENTS, GUARANTEES AND RISKS

The Partnership leases a significant portion of its home office space from EDJ Leasing Co., L.P. ("LEA"), a wholly-owned subsidiary of JFC, under terms of non-cancelable triple net leases with one-year lease terms subject to annual renewal by both parties. There is one lease with a 15-year lease term which expires in 2020, with five additional one-year renewal options. Additionally, the Partnership leases home office and branch office space under numerous non-cancelable operating leases from non-affiliates and financial advisors. Branch offices are leased generally for terms of three to five years.

The Partnership's non-cancelable lease commitments greater than one year as of December 31, 2017, are summarized below:

2018	$ 196
2019	50
2020	35
2021	24
2022	10
Thereafter	9
Total	$ 324

In addition to the commitments discussed above, as of December 31, 2017, the Partnership would be subject to termination fees of approximately $67 in the event the Partnership terminated existing contractual commitments with certain vendors providing ongoing services primarily for information technology, operations and marketing. As of December 31, 2017, the Partnership made no such decision to terminate these services. These termination fees will decrease over the related contract periods, which generally expire within the next three years.

The Partnership provides margin loans to its clients in accordance with Federal Reserve Board Regulation T and FINRA Rule 4210, under which loans are collateralized by securities in client accounts (see Note 2). The Partnership could be liable for the margin requirement of its client margin securities transactions. To mitigate this risk, the Partnership monitors required margin levels and requires clients to deposit additional collateral or reduce positions to meet minimum collateral requirements.

The Partnership's securities activities involve execution, settlement and financing of various securities transactions for clients. The Partnership may be exposed to risk of loss in the event clients, other brokers and dealers, banks, depositories or clearing organizations are unable to fulfill contractual obligations. The Partnership has controls in place to ensure client activity is monitored and to mitigate the risk of clients' inability to meet their obligations to the Partnership. Therefore, the Partnership considers its potential to make payments under these client transactions to be remote and accordingly, no liability has been recognized for these transactions.

Cash balances held at various major U.S. financial institutions, which typically exceed Federal Deposit Insurance Corporation insurance coverage limits, subject the Partnership to a concentration of credit risk. Additionally, the Partnership's Canada broker-dealer subsidiary may also have cash deposits in excess of the applicable insured amounts. The Partnership regularly monitors the credit ratings of these financial institutions in order to help mitigate the credit risk that exists with the deposits in excess of insured amounts. The Partnership has credit exposure to U.S. government and agency securities which are held as collateral for its resell agreements, investment securities and segregated investments. The Partnership's primary exposure on resell agreements is with the counterparty and the Partnership would only have exposure to U.S. government and agency credit risk in the event of the counterparty's default on the resell agreements.

The Partnership provides guarantees to securities clearing houses and exchanges under their standard membership agreements, which require a member to guarantee the performance of other members. Under these agreements, if a member becomes unable to satisfy its obligations to the clearing houses and exchanges, all other members would be required to meet any shortfall. The Partnership's liability under these arrangements is not quantifiable and may exceed the cash and securities it has posted as collateral. However, the Partnership considers the likelihood that the Partnership will be required to make payments under these agreements to be remote. Accordingly, no liability has been recognized for these transactions.

NOTE 11 – CONTINGENCIES

In the normal course of its business, the Partnership is involved, from time to time, in various legal and regulatory matters, including arbitrations, class actions, other litigation, and examinations, investigations and proceedings by governmental authorities, self-regulatory organizations and other regulators, which may result in losses. In addition, the Partnership provides for potential losses that may arise related to other contingencies.

The Partnership assesses its liabilities and contingencies utilizing available information. The Partnership accrues for potential losses for those matters where it is probable that the Partnership will incur a potential loss to the extent that the amount of such potential loss can be reasonably estimated, in accordance with FASB ASC No. 450, *Contingencies*. This liability represents the Partnership's estimate of the probable loss at December 31, 2017, after considering, among other factors, the progress of each case, the Partnership's experience with other legal and regulatory matters and discussion with legal counsel, and is believed to be sufficient. The aggregate accrued liability may be adjusted from time to time to reflect any relevant developments.

For such matters where an accrued liability has not been established and the Partnership believes a loss is both reasonably possible and estimable, as well as for matters where an accrued liability has been recorded but for which an exposure to loss in excess of the amount accrued is both reasonably possible and estimable, the current estimated aggregated range of additional possible loss is $6 to $11 as of December 31, 2017. This range of reasonably possible loss does not necessarily represent the Partnership's maximum loss exposure as the Partnership was not able to estimate a range of reasonably possible loss for all matters.

Further, the matters underlying any disclosed estimated range will change from time to time, and actual results may vary significantly. While the outcome of these matters is inherently uncertain, based on information currently available, the Partnership believes that its established liabilities at December 31, 2017 are adequate and the liabilities arising from such matters will not have a material adverse effect on the consolidated financial position of the Partnership. However, based on future developments and the potential unfavorable resolution of these matters, the outcome could be material to the Partnership's future consolidated statement of financial condition for a particular period or periods.

NOTE 12 – RELATED PARTIES

The Partnership's signed agreement with JFC for a $500 line of credit (see Note 6) is intended to provide short-term liquidity to the Partnership should the need arise. In addition, JFC has a five-year $400 committed unsecured credit facility which has an expiration date of November 15, 2018. The Partnership believes that between JFC's committed facility and other liquid assets held by JFC, the Partnership could borrow on the $500 line of credit on short notice if needed. There were no amounts outstanding on these lines of credit as of December 31, 2017 and no amounts drawn against these lines of credit during the year ended December 31, 2017, other than an overnight draw on each line of credit in September 2017 for the purpose of testing draw procedures.

As of December 31, 2017, the Partnership had declared distributions from partnership capital of $129 which were paid to JFC and EDH during January 2018. These amounts are presented in accounts payable, accrued expenses and other in the Consolidated Statement of Financial Condition.

Edward Jones leases a significant portion of its home office space from LEA. See Note 10 for further details.

As of December 31, 2017, Edward Jones leased approximately 10% of its branch office space from its financial advisors (see Note 10). These leases are executed and maintained in a similar manner as those entered into with third parties.

Trust services are offered to U.S. clients of Edward Jones through Edward Jones Trust Company ("Trust Co."), a wholly-owned subsidiary of JFC. Edward Jones has signed agreements with Trust Co. whereby:

Trust Co. reimburses Edward Jones for the referral and servicing of Trust Co. client accounts.

Trust Co. pays a fee to Edward Jones for operational and administrative support, primarily based on the number of associates supporting Trust Co.

Trust Co. pays a fee to Edward Jones for leasing general office space in connection with Trust Co. operations.

Edward Jones will reimburse Trust Co. for expenses if Trust Co. does not achieve profitability. Trust Co. was profitable for the year ended December 31, 2017.

Edward Jones pays Trust Co. custodial fees for serving as custodian for retirement accounts that are currently in or were formerly in certain Edward Jones solutions, primarily the Advisory Solutions and Guided Solutions programs. Custodial fees are based on the number of accounts.

Edward Jones will indemnify Trust Co. for certain tax obligations of Trust Co. attributable to the activities of Edward Jones.

Olive Street Investment Advisers, LLC ("Olive Street"), a wholly-owned subsidiary of JFC, is the investment adviser to the sub-advised mutual funds of the Bridge Builder® Trust (the "BB Trust"). Olive Street has primary responsibility for setting overall investment strategies and selecting and managing sub-advisers, subject to the review and approval of the BB Trust's Board of Trustees. Edward Jones has a signed service agreement to provide Olive Street with personnel needed to perform services to the BB Trust. In addition, under this service agreement, Edward Jones has agreed to pay a fee to Olive Street for certain administrative services to support the BB Trust.

Passport Research, Ltd. ("Passport Research") is the investment adviser to the Edward Jones Money Market Fund. In 2017, the Partnership acquired the remaining 50.5% general partner interest of Passport Research from Federated Investment Management Company, resulting in 100% ownership of Passport Research. The transaction did not have a material impact on the Consolidated Statement of Financial Condition. Passport Research has contractually agreed to waive fees and/or reimburse fund operating expenses to the extent necessary to limit the annual operating expenses of the fund. Further, Edward Jones earns certain fees from the fund, some of which may be voluntarily waived.

Certain affiliates maintain brokerage accounts with Edward Jones and Edward Jones pays interest on cash balances in those accounts on a monthly basis. As of December 31, 2017, the cash balances totaled $159.

In the normal course of business, partners of JFC and associates of the Partnership use the same advisory and brokerage services of the Partnership as unrelated third parties, with certain discounts on commissions and fees for certain services. The Partnership has included balances arising from such transactions in the Consolidated Statement of Financial Condition on the same basis as other clients.

NOTE 13 – OFFSETTING ASSETS AND LIABILITIES

The Partnership does not offset financial instruments in the Consolidated Statement of Financial Condition. However, the Partnership enters into master netting arrangements with counterparties for securities purchased under agreements to resell that are subject to net settlement in the event of default. These agreements create a right of offset for the amounts due to and due from the same counterparty in the event of default or bankruptcy.

The following table shows the Partnership's securities purchased under agreements to resell as of December 31, 2017:

Gross amounts of recognized assets	Gross amounts offset in the Consolidated Statement of Financial Condition	Net amounts presented in the Consolidated Statement of Financial Condition	Gross amounts not offset in the Consolidated Statement of Financial Condition		Net amount
			Financial instruments	Securities collateral[1]	
$ 1,164	-	1,164	-	(1,164)	$ -

[1] Actual collateral was greater than 102% of the related assets in U.S. agreements and greater than 100% in Canada agreements.

Edward D. Jones & Co., L.P.'s Compliance Report

Edward D. Jones & Co., L.P. (the "Partnership") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). As required by 17 C.F.R. § 240.17a-5(d)(1) and (3), the Partnership states as follows:

(1) The Partnership has established and maintained Internal Control Over Compliance, as that term is defined in paragraph (d)(3)(ii) of Rule 17a-5;
(2) The Partnership's Internal Control Over Compliance was effective during the period January 1, 2017 to December 31, 2017;
(3) The Partnership's Internal Control Over Compliance was effective as of the end of the most recent fiscal year ended December 31, 2017;
(4) The Partnership was in compliance with 17 C.F.R. § 240.15c3-1 and 17 C.F.R. §240.15c3-3(e) as of the end of the most recent fiscal year ended December 31, 2017; and
(5) The information the Partnership used to state that the Partnership was in compliance with 17 C.F.R. §240.15c3-1 and 17 C.F.R. §240.15c3-3(e) was derived from the books and records of the Partnership.

Edward D. Jones & Co., L.P.

I, Kevin D. Bastien, affirm that, to my best knowledge and belief, this Compliance Report is true and correct.

By: ______________________

Title: Chief Financial Officer

February 28, 2018

pwc

Report of Independent Registered Public Accounting Firm

To the Management of Edward D. Jones & Co., L.P.:

We have examined Edward D. Jones & Co., L.P. (the "Partnership")'s assertions, included in the accompanying Edward D. Jones & Co., L.P.'s Compliance Report, that

(1) the Partnership's internal control over compliance with the financial responsibility rules (as defined below) was effective during the year ended January 1, 2017 to December 31, 2017 based on controls necessary to achieve the objectives of the financial responsibility rules,

(2) the Partnership's internal control over compliance with the financial responsibility rules was effective as of December 31, 2017 based on controls necessary to achieve the objectives of the financial responsibility rules,

(3) the Partnership was in compliance with 17 C.F.R. §§ 240.15c3-1 (the "net capital rule") and 240.15c3-3(e) (the "reserve requirements rule") as of December 31, 2017, and

(4) the information used to assert that the Partnership was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) was derived from the Partnership's books and records.

The Partnership's management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing the Partnership with reasonable assurance that non-compliance with 17 C.F.R. § 240.15c3-1, 17 C.F.R. § 240.15c3-3 (the "customer protection rule"), 17 C.F.R. § 240.17a-13 ("the quarterly securities count rule"), or Rule 2340 of the Financial Industry Regulatory Authority (the "account statements rule"), which requires account statements to be sent to the customers of the Partnership (collectively, the "financial responsibility rules") will be prevented or detected on a timely basis. The Partnership's management is also responsible for compliance with the net capital rule and the reserve requirements rule and that the information used to assert compliance was derived from the books and records. Our responsibility is to express an opinion on the Partnership's assertions based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether (1) the Partnership's internal control over compliance with the financial responsibility rules was effective as of December 31, 2017 and during the year ended January 1, 2017 to December 31, 2017, (2) the Partnership complied with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2017, and (3) the information used to assert compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2017 was derived from the Partnership's books and records. Our examination included testing and evaluating the design and operating effectiveness of internal control over compliance with the financial responsibility rules, testing and evaluating the Partnership's compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 240.15c3-3(e) was derived from the Partnership's books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on Edward D. Jones & Co., L.P.'s compliance with the financial responsibility rules.

Because of its inherent limitations, internal control over compliance may not prevent or detect non-compliance with the financial responsibility rules. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Edward D. Jones & Co., L.P.'s assertions referred to above are fairly stated, in all material respects.

PricewaterhouseCoopers LLP

February 28, 2018

EDWARD D. JONES & CO., L.P.

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2017
AND REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

TOGETHER WITH EDWARD D. JONES & CO., L.P.'S COMPLIANCE
REPORT AND REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

AVAILABLE FOR PUBLIC INSPECTION